UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company (Issuer))

TYTO ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Class of Securities)

Anat Hakim

Senior Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 94104

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$895,944,268.62	$97,747.52

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) an amount equal to the product of (i) $22.88, the average of the high and low sales prices per share of Prevail Therapeutics Inc. (“Prevail”) common stock, par value $0.0001 per share (each such share, a “Share”), on December 16, 2020, as reported by NASDAQ, and (ii) 40,899,855 Shares, which consist of (A) 34,248,033 Shares outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement) and (B) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than $22.50 (the “Closing Amount”), less (b) an amount equal to the product of (i) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than the Closing Amount and (ii) the weighted average exercise price for such options of $5.99 per Share. The calculation of the filing fee is based on information provided by Prevail as of December 14, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Prevail, Lilly and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the (i) Tender and Support Agreement (as it may be amended from time to time), dated as of December 14, 2020, by and among Lilly, Purchaser and OrbiMed Private Investments VI L.P., (ii) Tender and Support Agreement (as it may be amended from time to time), dated as of December 14, 2020, by and among Lilly, Purchaser, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P., (iii) Tender and Support Agreement (as it may be amended from time to time), dated as of December 14, 2020, by and among Lilly, Purchaser and Asa Abeliovich, M.D., Ph.D., (iv) Form of Contingent Value Rights Agreement, by and among Lilly, Purchaser and a rights agent mutually agreeable to Lilly and Prevail, and (v) the Amended and Restated Mutual Confidentiality Agreement, dated as of October 1, 2020, by and between Lilly and Prevail, copies of which are attached as Exhibits (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) hereto, respectively, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Prevail Therapeutics Inc., a Delaware corporation. Prevail’s principal executive offices are located at 430 East 29th Street, Suite 1520, New York, New York 10016. Prevail’s telephone number is 917-336-9310.

(b) This Schedule TO relates to the outstanding Shares. Prevail has advised Purchaser and Lilly that, as of the close of business on December 14, 2020 (the most recent practicable date), 34,248,033 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) — (c) This Schedule TO is filed by Purchaser and Lilly. The information set forth in Section 8 (entitled “Certain Information Concerning Lilly and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) — (viii), (xii), (a)(2)(i) — (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 — “Terms of the Offer”

•	Section 2 — “Acceptance for Payment and Payment for Shares”

•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 — “Withdrawal Rights”

•	Section 5 — “Material U.S. Federal Income Tax Consequences”

•	Section 11 — “The Merger Agreement; Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

•	Section 13 — “Certain Effects of the Offer”

•	Section 15 — “Conditions of the Offer”

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

•	Section 17 — “Appraisal Rights”

•	Section 19 — “Miscellaneous”

(a)(1)(ix) — (xi), (a)(2)(v) — (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 — “Certain Information Concerning Lilly and Purchaser”

•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with Prevail”

•	Section 11 — “The Merger Agreement; Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) — (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with Prevail”

•	Section 11 — “The Merger Agreement; Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

•	Section 13 — “Certain Effects of the Offer”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 — “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 — “Certain Information Concerning Lilly and Purchaser”

•	Section 11 — “The Merger Agreement; Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 — “Certain Information Concerning Lilly and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with Prevail”

•	Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 — “Certain Information Concerning Lilly and Purchaser”

•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with Prevail”

•	Section 11 — “The Merger Agreement; Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 — “Purpose of the Offer; Plans for Prevail”

•	Section 15 — “Conditions of the Offer”

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 — “Conditions of the Offer”

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 — “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 22, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated December 22, 2020.*

(a)(5)(A)	Joint Press Release issued by Lilly and Prevail on December 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Lilly on December 15, 2020).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Prevail Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).

(d)(2)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and OrbiMed Private Investments VI L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).

(d)(3)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).

Exhibit No.	Description

(d)(4)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).

(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).

(d)(6)	Amended and Restated Mutual Confidentiality Agreement, dated October 1, 2020, between Prevail and Lilly.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Tyto Acquisition Corporation

Date: December 22, 2020	By:	/s/ Kenneth L. Custer
		Name:	Kenneth L. Custer
		Title:	President

Eli Lilly and Company

	By:	/s/ Joshua L. Smiley
		Name:	Joshua L. Smiley
		Title:	Senior Vice President and Chief Financial Officer